UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         CIRMAKER TECHNOLOGY CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   172971 103
                                 (CUSIP Number)


                               Shih-Yi (Bill) Liao
                               607 Chung Hsin Road
                                     Hsin-Wu
                                Tao Yuan, Taiwan
                                Republic of China
                                 +886 3487-1988
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

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1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Shih-Yi (Bill) Liao

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [X]

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                                    [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Taiwan, Republic of China

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 NUMBER OF         7.   SOLE VOTING POWER                   0
  SHARES
BENEFICIALLY       8.   SHARED VOTING POWER                 3,282,855
  OWNED BY
    EACH           9.   SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH       10.   SHARED DISPOSITIVE POWER            3,282,855

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,282,855
     ---------
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.72%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------


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


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hong Juin (Grace) Chang

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                                    [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Taiwan, Republic of China

--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER                   0
  SHARES
BENEFICIALLY       8.   SHARED VOTING POWER                 3,282,855
  OWNED BY
    EACH           9.   SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH       10.   SHARED DISPOSITIVE POWER            3,282,855

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,282,855
     ---------
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.72%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------


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


                                EXPLANATORY NOTE

     On March 25, 2003, Cirmaker Technology Corporation, a Nevada corporation (the "Company") effected a reverse acquisition (the "Reverse Acquisition") whereby it acquired a controlling interest in Cirmaker Industry Co. Ltd., a corporation organized under the laws of the Republic of China ("Cirmaker Taiwan"). On such date, the Company issued 8,050,000 shares of its common stock to the former shareholders of Cirmaker Taiwan.

     The reporting persons were former stockholders of Cirmaker Taiwan. The shares of the Company's common stock that are held by the reporting persons were all obtained in connection with the Reverse Acquisition.

ITEM 1. SECURITY AND ISSUER.

     The name of the issuer is Cirmaker Technology Corporation, a Nevada corporation, which has its principal executive offices at 2300 W. Sahara Ave., Suite 500A, Las Vegas, Nevada 89102. This statement relates to the Company's common stock, $0.001 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(f). SHIH-YI (BILL) LIAO. This Schedule 13D is being filed by Shih-Yi
(Bill) Liao, a citizen of Taiwan, Republic of China. Mr. Liao's principal occupation is serving as the President of Cirmaker Technology Corporation. The address at which his occupation is conducted is 607 Chung Hsin Road, Hsin-Wu, Tao Yuan, Taiwan, Republic of China. During the last five years, Mr. Liao has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (a)-(f). HONG JUIN (GRACE) CHANG. This Schedule 13D is being filed by Hong Juin (Grace) Chang, a citizen of Taiwan, Republic of China. Ms. Chang's principal occupation is serving as the General Manager of Cirmaker Technology Corporation. The address at which his occupation is conducted is 607 Chung Hsin Road, Hsin-Wu, Tao Yuan, Taiwan, Republic of China. During the last five years, Ms. Chang has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     All of the 3,282,855 shares of the Company's common stock, which are the subject of this Schedule 13D, are registered in the name of Mr. Liao. Mr. Liao and Ms. Chang are married to each other.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares acquired by the reporting persons were all acquired in connection with the Reverse Acquisition. The reporting persons exchanged shares of Cirmaker Taiwan stock for the shares of the Company's common stock that they currently hold. Accordingly, the reporting persons have each indicated that personal funds (in the form of their Cirmaker Taiwan stock) were used to acquire the Company's common stock held by them.


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


ITEM 4. PURPOSE OF TRANSACTION.

     As indicated in the Explanatory Note above, the shares acquired by the reporting persons were acquired in connection with the Reverse Acquisition. The Reverse Acquisition resulted in a change in control of the Company due to the concurrent change of a majority of the members of the board of directors of the Company.

     In connection with the Reverse Acquisition, the former officers and directors of the Company resigned and designees of the former stockholders of Cirmaker Taiwan were appointed to the Board. The board members of the Company are Shih-Yi (Bill) Liao, Hong Juin (Grace) Chang and Shiu-Li Ku.

     For more information regarding the resignation of the former directors of the Company and the appointment of the current board of directors see the
Schedule 14f-1 filed by the Company with the Securities and Exchange Commission on February 6, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     1.   Shih-Yi (Bill) Liao
          -------------------

          (a)  Amount of Securities Beneficially Owned: 3,282,855

          (b)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct vote: 0

               (ii)  Shared power to vote or direct vote: 3,282,855

               (iii) Sole power to dispose of or direct disposition of shares: 0

               (iv)  Shared power to dispose of or direct disposition of shares:
                     3,282,855

          (c)  Transactions in securities of the Company within last 60 days:
None

          (d) Third party right to receive dividends or proceeds from sale of securities: None

          (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

     2.   Hong Juin (Grace) Chang
          -----------------------

          (a)  Amount of Securities Beneficially Owned: 3,282,855

          (b)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct vote: 0

               (ii)  Shared power to vote or direct vote: 3,282,855

               (iii) Sole power to dispose of or direct disposition of shares: 0


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


               (iv)  Shared power to dispose of or direct disposition of shares:
                     3,282,855

          (c)  Transactions in securities of the Company within last 60 days:
None

          (d) Third party right to receive dividends or proceeds from sale of securities: None

          (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Stock Purchase Agreement, dated December 2, 2002, between the Company and Cirmaker Taiwan. [Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of the Company, filed with the Securities and Exchange Commission on December 6, 2002 in SEC file No. 333-70156]

Exhibit 2. Amendment to Stock Purchase Agreement, dated February 10, 2003, between the Company and Cirmaker Taiwan. [Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K/A of the Company, filed with the Securities and Exchange Commission on February 24, 2003 in SEC file No. 333-70156]

Exhibit 3. Written Statement as to Joint Filing of Schedule 13D, dated September 19, 2003, among the reporting persons filing this
              Schedule 13D.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2003


                                         /s/ William Liao
                                         ---------------------------
                                         Shih-Yi (Bill) Liao


                                         /s/ Grace Chang
                                         ---------------------------
                                         Hong Juin (Grace) Chang


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